Interim Group Report as at 30 September 2002

of DEPFA BANK plc

– according to US GAAP –

DEPFA BANK

PERFORMANCE IN FINANCE

Shareholders

Market capitalisation: € 1.8 bn
Number of shares: 35,301,972


59.2%
40.8%

Free float
DEPFA Holding
Verwaltungsgesellschaft mbH

8.50% Bayerische Beamten-Lebensversicherung aG

8.50% Schweizerische Lebensvers.- und Rentenanstalt

6.36% Federal and Länder Government-Service Supplementary Pension Agency

5.78% Bankhaus Lampe KG

5.00% Deutscher Ring Beteiligungs-Holding

2.73% Schmidt-Bank

2.61% Entenial S.A.

1.30% Condor Lebensversicherungs-AG

Net income and ROE after tax


€ m
%
300
250
200
150
100
50
0
30
25
20
15
10
5
0
20.2
26.9
20.5
21.1
21.6
116
174
162
220
166
1998
1999
2000
2001
9/2002*

* Group net income from continuing operations

The figures for 1998-2001 are based on the Segmental reporting by operating unit as set out in previous DEPFA Group annual reports.

Group Figures according to US GAAP

	30.09.2002 € m	30.09.2001[1] € m	Change € m	Change %
Earnings				
Total net interest income	281	282	–1	–0.4
Net interest income incl. interest in trading result	*203*	*217*	*–14*	*–6.5*
Net commission income	1	1		
Income from sale of assets	96	4	92	
Trading result	–112	–37	–75	
of which from securities	–14	18	–32	
of which derivatives valuation	–20	10	–30	
of which interest	–78	–65	–13	
Total earnings	**266**	**250**	**16**	**6.4**
Personnel expenditure	39	26	13	50.0
Other administrative expenditure	21	9	12	133.3
Depreciation on intangible assets and property and equipment	4	7	–3	–42.9
Administrative expenditure	**64**	**42**	**22**	**52.4**
Other income and expenditure	1	30	–29	–96.7
Operating results before provision for loan losses	**203**	**238**	**–35**	**–14.7**
Provision for loan losses	–	–9	9	
Income before income taxes	**203**	**229**	**–26**	**–11.4**
of which excluding derivatives valuation / FAS 133	223	219	4	1.8
Income taxes	26	60	–34	–56.7
Income after income taxes	**177**	**169**	**8**	**4.7**
Minority interest income	11	27	–16	–59.3
Group net income from continuing operations	**166**	**142**	**24**	**16.9**
Result from discontinued operations	–749	72		
Group net income	**–583**	**214**		
Key ratios (continuing operations)				
Cost/income ratio	24.1%	16.8%		
Earnings per share	4.70	4.02		16.9
RoE before tax	24.9%	26.2%		
RoE after tax	21.6%	18.4%		
Portfolio	**30.09.2002**	**31.12.2001[2]**		
Public sector finance	115,384	120,802	–5,418	–4.5
Property finance	6,658	26,054	–19,396	–74.4
Other loans	3,553	4,204	99	2.4
Outstanding securities including loans taken up	68,892	80,098		
Equity	1,069	2,257		
Total assets	147,916	180,899		
Ratings as at 30 September 2002	**Fitch**	**Moody's**	**S&P**	
DEPFA BANK plc	AA–, F1+, B	Aa3, P–1, B	AA–, A–1+	
DEPFA Deutsche Pfandbriefbank AG	AA–, F1+, B	Aa3, P–1, B	AA–, A–1+	

(1) The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September 2001 are based on the DEPFA Group interim report as at 30 September 2001 reclassified for discontinued operations.
(2) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001.

Contents

Letter to Shareholders

Ladies and Gentlemen,
dear shareholders,

Almost exactly two years ago, on 27 November 2000, we informed you for the first time about the planned split of the DEPFA Group. As you know, the process was completed on schedule and the new DEPFA has been operating as a pure specialist Public Finance bank since June of this year. Looking back, we can confirm that the objectives of our new legally independent status have been achieved. Since the split, the new DEPFA has enjoyed exceptional market success.

Group structure

DEPFA BANK plc ◁ DePfa-Bank Europe plc

DEPFA Investment Bank Ltd.	100%[1]	98.2%	**DEPFA Deutsche Pfandbriefbank AG**[2]
DEPFA USA Inc.	100%	100%	**DEPFA ACS BANK**
DEPFA Capital Japan K.K.	100%		**Branches / Rep. offices**

Head Office: Dublin,
Listing: Frankfurt Stock Exchange
Reuters: DEPF.DE,
Bloomberg: DEP GR

(1) Increased from 60% to 100% in April 2002
(2) Listing in Frankfurt until further notice;
Securities code 804 700

This assessment was recently endorsed by all three major rating agencies: Fitch, Moody's, and Standard & Poor's all assigned first time ratings to DEPFA BANK plc as an independent bank. With the agencies' unanimous "AA-stable outlook" rating, DEPFA today ranks well above the average rating levels of European banks. One of the major objectives of the split has thus been met. While Standard & Poor's highlighted the excellent asset quality and specialist expertise in the international public finance business, Fitch emphasised our unique business model, minimal credit risk and above-average returns. Our strategy – which all agencies view as positive – has contributed to our stable business development in the current market environment.

Group retained income from continuing operations amounted to € 166 million during the first nine months of the year, up 16.9% year-on-year. This result – which is equivalent to a 21.6% return on equity after tax – continues the positive trend. We are therefore confident of achieving our profit target in the amount of approx. € 200 million, corresponding to a 20% return on equity in this transition year.

At € 266 million, total earnings for the first nine months of the financial year were 6.4% higher than during the same period of 2001. Net interest income of € 281 million was almost unchanged, but fell by 6.5% to € 203 million when including interest components relating to derivatives. Net commission income amounted to € 1 million for the period under review. As was the case at the half-year stage, the negative trading result (€ –112 million) was largely due to the interest impact on derivatives positions. The negative valuation result of derivatives (€ –20 million) is counterbalanced by corresponding unrealised reserves reported in equity capital under Other Comprehensive Income. At € –14 million, the pure trading result reflected the challenging capital markets environment throughout the third quarter.

While administrative expenditure grew significantly, by 52.4%, to € 64 million, expenditure of € 21 million in the third quarter was already € 5 million lower than in the previous quarter. The cost increase – which was mainly driven by split-related expenditure – has clearly been contained: administrative expenditure for the year as a whole will thus remain within the projected range. Performance-related remuneration components will be included in the fourth quarter 2002. The cost/income ratio for the first nine months of the financial year was 24.1%. We expect a level of 30 to 35 percent for the year as a whole.

In August we extended our Global Pfandbrief programme to include a US dollar-denominated issue in order to expand our global investor base in the long term, and in particular to target the US market and Asian central banks. Following in-depth discussions with investors, the Pfandbrief was issued in late September with a volume of USD 2 billion. The global syndicate structure, consisting of three lead managers and nine co-leads, ensured the bond was widely placed in Europe, Asia and the US.

Unfortunately, DEPFA's strong performance is still not sufficiently reflected in its share price. There could hardly have been more unfavourable circumstances for a newly listed bank; corporate crises, accounting scandals and the earnings situation, particularly that of the German banks has made it very difficult for us to achieve a commensurate market capitalisation. Although we are not affected by problems in the economy, lending exposure or the stock markets, but on the contrary are on track to achieve record results, we could not escape negative perceptions of the banking industry in general.

In the first five months as an independently listed bank, the DEPFA share price has fallen by approximately 25%. Despite this unsatisfactory performance, our share price still outperformed the German banking sector by 21 percentage points, and the European banking sector by seven percentage points. We welcome plans by Deutsche Börse to open up its indices to foreign equities and we are seeking admission to the new MDAX in March of next year.

Group balance sheet as at 30 September 2002 of DEPFA BANK plc

Assets (€ m)	30.09.2002	31.12.2001 (1)
Cash and balances with central banks	466	1,360
Loans and advances to banks	16,809	14,040
Loans and advances to customers	60,746	81,399
Debt securities and other fixed income securities	62,722	74,387
Shares and other non fixed income securities	23	296
Participations	10	121
Intangible assets	6	53
Property and equipment	13	165
Other assets	2,728	3,168
Accrued interest and prepayments	4,393	5,910
Total assets	**147,916**	**180,899**

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001.

Shareholders' equity and liabilities (€ m)	30.09.2002	31.12.2001 (1)
Deposits by banks	34,581	51,403
Deposits by customers	4,445	15,980
Securitised liabilities	93,756	98,548
Other liabilities	7,457	4,589
Accrued interest and deferred income	5,095	5,641
Provisions	185	372
Hybrid capital	1,084	1,539
Minority interests	244	570
Total liabilities	**146,847**	**178,642**
Equity		
Subscribed capital	106	107
Capital reserve	408	394
Profit reserves	1,128	1,065
Other comprehensive income	52	(29)
Group retained income	(625)	720
Total shareholders' equity	**1,069**	**2,257**
Total shareholders' equity and liabilities	**147,916**	**180,899**
Contingent liabilities and irrevocable loan commitments		
Contingent liabilities on guarantees and indemnity agreements	168	1,437
Loan commitments	6,646	7,633

(1) The comparative balance sheet figures are from the DEPFA Group accounts as at 31 December 2001.

Group profit and loss account for the period 1 January to 30 September 2002 of DEPFA BANK plc

€ m	30.09.2002	30.09.2001 (1)
Interest receivable and similar income from		
lending business and money market transactions	2,796	3,178
fixed income securities	2,010	2,178
Interest payable and similar expenditure	(4,525)	(5,074)
Net interest income	**281**	**282**
Commission income	6	6
Commission expenditure	(5)	(5)
Net commission income	**1**	**1**
Income from sale of assets	**96**	**4**
Trading result	**(112)**	**(37)**
Other income	**5**	**38**
TOTAL OPERATING INCOME	**271**	**288**
General administrative expenditure	(60)	(35)
Depreciation on intangible assets and property and equipment	(4)	(7)
Other expenditure	(4)	(8)
OPERATING RESULTS BEFORE PROVISION FOR LOAN LOSSES	**203**	**238**
Provision for loan losses	–	(9)
INCOME BEFORE INCOME TAXES	**203**	**229**
Income taxes	(26)	(60)
INCOME AFTER INCOME TAXES	**177**	**169**
Minority interest income	(11)	(27)
GROUP NET INCOME FROM CONTINUING OPERATIONS	**166**	**142**
Result from discontinued operations	(749)	72
GROUP NET INCOME	**(583)**	**214**
Weighted average number of ordinary shares	35,301,972	35,301,972
Earnings per share from continuing operations (€)	**4.7**	**4.0**
Earnings per share for discontinued operations (€)	**(21.2)**	**2.0**
Total earnings per share (€)	**(16.5)**	**6.0**
Diluted earnings per share (€)	**(16.5)**	**6.0**

(1) The comparative profit and loss account figures for the period to 30 September 2001 are based on the DEPFA Group interim report as at 30 September 2001 reclassified for discontinued operations.

Group statement of changes in shareholders' equity of DEPFA BANK plc

€ m	Subscribed capital	Capital-reserve	Retained earnings	Group retained income	Other comprehensive income: Unrealised gains/losses from market valuation of securities	Unrealised result from cash flow hedges	Accumulated effect of currency translation	Total
Balance at 1 January 2002	**107**	**394**	**1,785**	**0**	**(24)**	**(19)**	**14**	**2,257**
Creation of minority interest by share exchange	(2)	(8)	(35)	–	1	–	–	(44)
Adjusted balance at 1 January 2002	**105**	**386**	**1,750**	**0**	**(23)**	**(19)**	**14**	**2,213**
Spin-off of Aareal Bank AG	–	–	(622)	–	57	15	–	(550)
Group net income (1)	–	–	–	(583)	–	–	–	(583)
Other comprehensive income (2)	–	–	–	–	6	16	(14)	8
Comprehensive income	**0**	**0**	**(622)**	**(583)**	**63**	**31**	**(14)**	**(1,125)**
Dividends	–	–	–	(42)	–	–	–	(42)
Sale of Treasury Stock	1	22	–	–	–	–	–	23
Balance at 30 September 2002	**106**	**408**	**1,128**	**(625)**	**40**	**12**	**0**	**1,069**

(1) Including result from discontinued operations of (€ 749m)
(2) Including amounts from discontinued operations of (€ 31m)

Reorganisation of DEPFA Group

The reorganisation of the DEPFA Group, which had the aim to build two completely separate and publicly listed banking groups was finalised on 6 June 2002.

The major steps and their accounting treatments can be described as following:

On 15 March 2002, 98.06% of the shareholders of DEPFA Deutsche Pfandbriefbank AG accepted an offer to exchange their shares in DEPFA Deutsche Pfandbriefbank AG for 35.3 million shares in DEPFA BANK plc. This share exchange was treated under US GAAP as a transaction under common control and therefore did not result in the creation of goodwill or a profit in the Group accounts of DEPFA BANK plc. With the completion of the exchange offer, DEPFA Deutsche Pfandbriefbank AG has been replaced by DEPFA BANK plc as the ultimate parent of the DEPFA Group. The Group profit and loss account for all periods presented has been restated to reflect the new capital structure of DEPFA BANK plc, including the creation of a minority interest of 1.94% in DEPFA Deutsche Pfandbriefbank AG.

The subsequent reorganisation included the transfer of certain assets and operating entities to Aareal Bank AG. Certain of these transfers required an exchange of consideration based upon the fair value. US GAAP does not permit transfer of assets between entities under common control to be accounted for at fair value. Consequently, the difference between the consideration paid and the book value of the items is transferred directly to shareholders' equity as a deemed contribution or dividend.

On 10 May 2002, DEPFA BANK plc purchased 100% of the shares in DePfa Bank AG, now Aareal Bank AG from DEPFA Deutsche Pfandbriefbank AG.

On 6 June 2002 the share capital of Aareal Bank AG was distributed to shareholders on a pro-rata basis. Under US GAAP Aareal Bank AG is accounted for as a discontinued operation.

Under US GAAP, the results for Aareal Bank AG (net of any impairment) for the period ended 6 June 2002 is included in the Group profit and loss account and disclosed as relating to discontinued operations. The profit referable to Aareal Bank AG for the comparative period is also disclosed as relating to discontinued operations. The disposal of Aareal Bank AG to the Group's shareholders is accounted for as for as a distribution (dividend in specie) at book value (including the results of Aareal Bank AG net of impairment for the period ended 6 June 2002).

Notes to the Group balance sheet and profit and loss account

The comparative balance sheet figures and notes to the balance sheet are from the DEPFA Group accounts as at 31 December 2001.

The comparative profit and loss account figures and notes to the profit and loss account for the period to 30 September 2001 are based on the DEPFA Group interim report as at 30 September 2001 reclassified for discontinued operations.

(1) Loans and advances to banks

€ m	30.09.2002	31.12.2001
Property loans	–	4
Public sector loans	5,878	6,391
Other loans and advances	10,914	7,643
Unamortised premiums and discounts	17	2
Total	**16,809**	**14,040**
of which repayable on demand	4,663	2,681

(2) Loans and advances to customers

€ m	30.09.2002	31.12.2001
Property loans	6,658	26,050
Public sector loans	53,544	55,220
Other loans and advances	891	958
Unamortised premiums and discounts	56	(28)
Less provision for loan losses	(403)	(801)
Total	**60,746**	**81,399**

(3) Provision for loan losses

The movement in the provisions and charges for loan losses for on-balance sheet lending business is as follows:

€ m	Total	
	30.09.2002	31.12.2001
Balance at 1 January	**801**	**733**
Additions		
Provision for loan losses charged to the profit and loss account	–	185
Decreases		
Provision for loan losses used for intended purpose	(398)	(51)
Provision for loan losses released (shown as income on the profit and loss account)	–	(66)
Balance at end of period	**403**	**801**

(4) Debt securities and other fixed income securities

€ m	30.09.2002	31.12.2001
Held to maturity	102	152
Available for sale	61,903	73,814
Trading	717	421
Total	**62,722**	**74,387**

(5) Deposits by banks

€ m	30.09.2002	31.12.2001
Deposits	11,295	17,574
Other liabilities	23,286	33,838
Unamortised premiums and discounts	–	(9)
Total	**34,581**	**51,403**
of which due on demand	1,080	5,964

(6) Deposits by customers

€ m	30.09.2002	31.12.2001
Deposits	3,462	12,844
Savings deposits		
with agreed notice period of three months	–	4
with agreed notice period of more than three months	–	4
Other liabilities	983	3,129
Unamortised premiums and discounts	–	(1)
Total	**4,445**	**15,980**
of which due on demand	1,497	3,590

(7) Securitised liabilities

€ m	30.09.2002	31.12.2001
Debt securities in issue		
Mortgage Pfandbriefe	3,437	4,237
(of which registered mortgage Pfandbriefe)	(1,931)	(2,113)
Public sector Pfandbriefe	58,519	54,830
(of which registered public sector Pfandbriefe)	(2,530)	(2,924)
Other bonds	10,793	17,605
Money market paper issued	21,307	22,133
Unamortised premiums and discounts	(300)	(257)
Total	**93,756**	**98,548**

(8) Net interest income

€ m	30.09.2002	30.09.2001
Interest income from public sector finance	2,379	2,603
Interest income from other lending business and money market transactions	417	575
Interest income from fixed income securities	2,010	2,178
Interest expenditure for		
Pfandbriefe (asset covered bonds)	(2,232)	(2,196)
Other debt securities	(414)	(560)
Borrowings	(50)	(49)
Hybrid capital	(60)	(60)
Other banking transactions	(1,769)	(2,209)
Total	**281**	**282**

(9) Net commission income

€ m	30.09.2002	30.09.2001
Commission income from banking transactions	6	6
Commission expenditure from banking transactions	(5)	(5)
Total	**1**	**1**

(10) Trading result

€ m	30.09.2002	30.09.2001
Securities	(14)	18
Valuation of Derivatives / FAS 133	(20)	10
Interest	(78)	(65)
Total	**(112)**	**(37)**

(11) Other income

The prior year comparative includes € 32 million in income realized on the sale of the holding in Deutsche Börse AG.

(12) General administrative expenditure

€ m	30.09.2002	30.09.2001
Personnel expenditure		
Wages and salaries	32	22
Social security costs	7	4
(of which for pensions)	(1)	(2)
Other administrative expenditure	21	9
Total	**60**	**35**

(13) Result from discontinued operations

The result from discontinued operations of € –749 million represents the results after tax of Aareal Bank AG for the period ended 6th June 2002 (€ 42 million) and the results of other discontinued operations. These items are shown net of impairment including an impairment of the shareholding in Aareal Bank AG at the date of the spin-off as required by FAS 144.

The directors have restated the amount of the Result from discontinued operations from € –301 million as disclosed in the Interim Group Report as at 30 June 2002 to € –749 million, with an offsetting and equal change in the amount of the distribution upon the spin-off of Aareal Bank AG, on foot of a re-examination of the impairment in the shareholding in Aareal Bank AG as required by FAS 144 at the date of the spin-off. The 30 September 2002 Interim Group Report reflects this restatement. This restatement has no net effect on group equity.

Reporting on financial instruments

The following table presents nominal amounts for derivatives as at 30 September 2002:

€ m	Nominal amount Residual maturity < = 1 year	1–5 years	> 5 years	Total
Interest rate and currency swaps	42,764	49,579	63,497	155,840
Credit derivatives	426	842	284	1,552
Interest rate futures and forward rate agreements	517	–	–	517
Interest rate options purchased	111	11	34	156
Interest rate options written	621	1,885	552	3,058
Other interest rate contracts	929	3,085	3,258	7,272
Foreign exchange forward contracts	6,740	–	–	6,740
Total	**52,108**	**55,402**	**67,625**	**175,135**

Other details

New commitments

€ m	1.1.-30.09.2002	1.1.-30.09.2001
Public sector finance	15,422	23,135
Other loans	590	–
Total	**16,012**	**23,135**

Primary sale of debentures including loans taken up

€ m	1.1.-30.09.2002	1.1.-30.09.2001
Public sector Pfandbriefe	6,238	4,918
Other debentures	2,082	3,820
Loans taken up	40	126
Total	**8,360**	**8,864**

Employees

	30.09.2002	30.09.2001
Total	**299**	**2,799**
of which part time employees	17	217

Regulatory capital and equity ratios

Own funds (€ m)	**30.09.2002 Central Bank of Ireland**	**31.12.2001 German Banking Act**
Core capital (Tier I)	1,053	2,117
Supplementary (Tier II)	889	1,281
Total capital	**1,942**	**3,398**

Equity ratios	**30.09.2002 Central Bank of Ireland**	**31.12.2001 German Banking Act**
Core capital ratio	6.9%	7.2%
Total capital ratio	12.7%	11.3%

The regulatory capital and equity ratios shown for 30 September 2002 were produced in accordance with the regulations of the Central Bank of Ireland. The regulatory capital and equity ratios shown for 31 December 2001 are for the DEPFA Group and were produced in accordance with the German Banking Act.

Board of Directors

Executive Members

Gerhard Bruckermann
Chairman and CEO

Dr. Thomas M. Kolbeck
Deputy Chairman

Dermot Cahillane

Fulvio Dobrich

Dr. Reinhard Grzesik

Jürgen Karcher

Non-Executive Members

Dr. Richard Brantner,
Deputy Chairman
Member of Bank Management Board (ret'd)

Prof. Dr. Alexander Hemmelrath,
German Chartered Accountant, tax consultant
Founding partner of the law firm
Haarmann, Hemmelrath & Partner

Maurice O'Connell
Governor of Central Bank of Ireland (ret'd)

Jacques Poos,
Member of the European Parliament,
Minister of Foreign Affairs (ret'd), Luxembourg

Hans W. Reich,
Chairman of the Board of Managing Directors
of Kreditanstalt für Wiederaufbau

Frances Ruane,
Professor at Trinity College, Dublin, Ireland

Prof. Dr. Dr. h. c. mult. Hans Tietmeyer,
President of Deutsche Bundesbank (ret'd)

Addresses

DEPFA BANK plc / DePfa-Bank Europe plc
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213
www.depfa.com

Nordic Representative Office
Frederiksgade 7
1265 Copenhagen K, Denmark
Phone +45 33 93-7571
Fax +45 33 93-7579

London Branch
11/13 Knightsbridge, 3rd floor
London SW1X 7LY, United Kingdom
Phone +44 20 7259-3751
Fax +44 20 7259-3760

Madrid Representative Office
Calle Barbara de Braganza 2
28004 Madrid, Spain
Phone +34 917 000-850
Fax +34 913 100-791

Paris Branch
Succursale de Paris
8, rue Halévy
75009 Paris, France
Phone +33 1 44 94-8270
Fax +33 1 42 66-4698

DEPFA Deutsche Pfandbriefbank AG
An der Welle 5
60322 Frankfurt, Germany
Phone +49 69 5006-0
Fax +49 69 5006-1331

Rome Branch
Via di Torres Argentinia n.21 (Palazzo Origo)
00186 Rome, Italy
Phone +39 06 8300-4200
Fax +39 06 8300-4250

Tokyo Branch
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 5402-9000
Fax +81 3 5402-9010

DEPFA Investment Bank Ltd.
International Banking Unit
178 Athalassa Avenue, 2nd floor, PO Box 20909
1665 Nicosia, Cyprus
Phone +357 22 879-300
Fax +357 22 318-978

DEPFA ACS BANK
3, Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600
Fax +353 1 829-0213

DEPFA UK Limited
11/13 Knightsbridge, 4th floor
London SW1X 7LY, United Kingdom
Phone +44 20 7201-7000
Fax +44 20 7245-0598

DEPFA USA Inc.
570 Lexington Ave., 39th floor
New York, N.Y. 10022, USA
Phone +1 212 682-6474
Fax +1 212 867-7810

DEPFA Capital Japan K. K.
Atago Green Hills MORI Tower, 41F
5-1, Atago Green 2 chome, Minato-ku
Tokyo 105-624 1, Japan
Phone +81 3 3437-7620
Fax +81 3 3437-7623

DEPFA Finance N.V.
Stadhouderskade 14E
1054 ES Amsterdam, Netherlands
Phone +31 20 589-8648
Fax +31 20 589-8649

DEPFA BANK

DEPFA BANK plc
1 Harbourmaster Place
Dublin 1, Ireland
Phone +353 1 607-1600 · Fax +353 1 829-0213
www.depfa.com · info@depfa.com